Exhibit 99.1

WESTLAKE CHEMICAL DISCLOSES PROPOSAL TO ACQUIRE GEORGIA GULF

FOR $30.00 PER SHARE IN CASH

$1.1 Billion Proposal Provides Immediate and Significant Premium to Georgia Gulf Shareholders

HOUSTON, TX, January 13, 2012 – Westlake Chemical Corporation (NYSE: WLK) announced today that it has submitted a proposal to Georgia Gulf Corporation (NYSE: GGC) to acquire all of the outstanding shares of Georgia Gulf for $30.00 per share in cash. The proposal represents a 51% premium to Georgia Gulf’s 30-day volume-weighted average share price of $19.82. Westlake’s proposal is not subject to a financing condition. Westlake expects the transaction would be accretive to earnings in the first fiscal year after the close of the transaction. Westlake also noted that it has acquired shares representing approximately 4.8% of the outstanding common shares of Georgia Gulf.

The combination of Westlake and Georgia Gulf would create one of the leading North American olefins, vinyls, and building products producers, with increased scale in the growing global vinyls market and with additional growth opportunities. Acquiring Georgia Gulf would enable Westlake to become a leading PVC resins producer and vinyl-based building products supplier, and would provide Westlake with opportunities to expand its global product offerings.

Albert Chao, Westlake’s President and Chief Executive Officer, said, “We believe that our proposal represents a unique opportunity to deliver significant and immediate value to Georgia Gulf stockholders. As such, we are surprised and disappointed that Georgia Gulf’s management has been unwilling to engage in substantive discussions with us.

“Since the initial delivery of our proposal on September 20, 2011, we have made numerous attempts to engage in meaningful dialogue with Georgia Gulf and have expressed our willingness to explore, pursuant to a customary confidentiality agreement, whether opportunities exist that would justify increasing our proposal price. However, Georgia Gulf has been unwilling to provide us with information that would allow us to explore these opportunities or to enter into substantive discussions. We urge the Georgia Gulf Board to act in the best interests of its shareholders by meeting with us to seriously discuss our compelling proposal,” Mr. Chao continued.

In a letter sent to Georgia Gulf today, Westlake stressed that it would prefer a negotiated transaction with Georgia Gulf, but stated that it has determined that this step was now necessary. Westlake has retained Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC as its financial advisors, Vinson & Elkins LLP and Morris, Nichols, Arsht & Tunnell LLP as its legal advisors, MacKenzie Partners, Inc., and other advisors. For additional information about Westlake’s proposal, please visit www.WestlakeGGC.AcquisitionProposal.com.

Below is the full text of the most recent letter sent from Westlake to Georgia Gulf:

January 13, 2012

Board of Directors

Georgia Gulf Corporation

115 Perimeter Center Place

Suite 460

Atlanta, GA 30346

Attention:        Mr. Mark Noetzel, Chairman of the Board

Dear Members of the Board:

We are disappointed by your continued rejection of our proposal to acquire all of the outstanding shares of Georgia Gulf Corporation (“Georgia Gulf”) for $30.00 per share in cash, which we first offered on September 20, 2011. The $30.00 per share offer price represents a significant 66% premium to Georgia Gulf’s volume-weighted average closing share price of $18.02 since our initial offer. Notwithstanding our compelling proposal and our repeated attempts at engagement, you have been unwilling to discuss value or to commence negotiations with us despite the opportunity to provide your stockholders with immediate liquidity at a sizeable premium in an uncertain economic environment. Since we first made our proposal, your stock has traded as low as $12.84 per share, yet we have confirmed our $30 per share offer without a financing condition and you have not engaged.

We held out some hope that our meeting with Georgia Gulf management on December 22, 2011, would finally allow the parties to have a serious dialogue about our proposal. After all, we have for months expressed our willingness to explore with you, pursuant to a customary confidentiality agreement, whether opportunities exist that would justify increasing our offer to make it even more attractive to the Georgia Gulf stockholders. Unfortunately, rather than taking the opportunity to demonstrate additional value or enter into substantive discussions, you continued to insist on a standstill arrangement that would unreasonably restrain your stockholders’ ability to timely consider our proposal. Moreover, you have insisted on this restrictive standstill arrangement without any commitment on your part to respond to requests for information or to negotiate with us in good faith. Asking for such a constraint without providing us any reason to believe you would support a transaction at any price is untenable from our perspective, and we suspect your stockholders would share this perspective too.

Consequently, we have decided to make the terms of our all-cash proposal public. Given the significant premium and near term liquidity, we are confident that Georgia Gulf’s stockholders will enthusiastically embrace it.

We have put considerable time and resources into evaluating this transaction and developing our proposal. Our board of directors supports it and we have sufficient cash and borrowing capacity to fully fund this cash transaction. We are committed to completing a transaction with Georgia Gulf and we stand ready to meet and discuss next steps towards a mutually beneficial negotiated transaction with you and your financial and legal advisors at any time and in any location. As we have stressed since our initial correspondence in September, we very much prefer to negotiate a transaction with Georgia Gulf, but we have determined that making your stockholders aware of our proposal is necessary. We already have acquired shares representing approximately 4.8% of the outstanding common shares of Georgia Gulf. We also have engaged Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC as our financial advisors, Vinson & Elkins LLP and Morris, Nichols, Arsht & Tunnell LLP as our legal advisors, MacKenzie Partners, Inc., and other advisors in relation to this transaction.

We look forward to speaking to you and your stockholders about our attractive proposal to combine Westlake and Georgia Gulf.

Sincerely yours,

Albert Chao

President and Chief Executive Officer

About Westlake Chemical Corporation

Westlake Chemical Corporation is an international manufacturer and supplier of petrochemicals, polymers and building products with headquarters in Houston, Texas. The company’s range of products includes: ethylene, polyethylene, styrene, propylene, caustic, VCM, PVC resin and PVC building products including pipe, windows and fence. For more information visit the company’ website at http://www.westlake.com.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this communication are forward-looking statements that involve certain risks and uncertainties. These risks and uncertainties relate to, among other things, (i) successfully completing the proposed transaction or realize the anticipated benefits of a transaction; (ii) obtaining Georgia Gulf stockholder, antitrust, and other approvals for the proposed transaction on the terms proposed and in a timely manner; (iii) achieving our expected financial performance following completion of the proposed transaction; and (iv) the risks and uncertainties inherent in the petrochemicals, polymers and building products industries discussed in our filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements, like all statements in this communication, speak only as of the date of this communication (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote, proxy or approval. No tender offer for the shares of Georgia Gulf has been made at this time. This communication relates to a potential business combination transaction with Georgia Gulf proposed by Westlake. This communication is not a substitute for any tender offer statement, proxy statement or any other document which Westlake may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Westlake’s Investor Relations Department, Westlake Chemical Corporation, 2801 Post Oak Blvd., Houston, TX 77056, telephone number (713) 960 9111.

Westlake, the directors and executive officers of Westlake, and other persons may be deemed to be participants in any future solicitation of proxies from Georgia Gulf shareholders in respect of the proposed transaction with Georgia Gulf. Information regarding Westlake’s directors and executive officers is available in Westlake’s Annual Report on Form 10-K for the year ended December 31, 2010. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in future filings relating to the proposed transaction.

Contacts:

Media Inquiries:

David R. Hansen

Westlake Chemical Corp.

713.960.9111

Jim Barron/Robin Weinberg

Sard Verbinnen & Co

212.687.8080

jbarron@sardverb.com/rweinberg@sardverb.com

Investor Inquiries:

Steve Bender

Westlake Chemical Corp.

713.585.2643

Dan Burch/Charlie Koons

MacKenzie Partners

800.322.2885

dburch@mackenziepartners.com/ckoons@mackenziepartners.com